Global Axcess Corp
Net Enterprise Value Special Transaction Plan
Plan Document

Plan Purpose

The following is a description of the Global Axcess Corp (the “Company”) Net Enterprise Value Special Transaction Plan (the “Plan”). The purpose of the Plan is to:

•	Align Plan participants interests with that of the shareholders of the Company

•	Motivate participants to accomplish specific goals and provide significant rewards for high-level performance

•	Retain experienced and tenured executives

Plan Performance Period

The Performance Period under the Plan shall be from June 1, 2007 to December 31, 2010.

Eligible Participants

The Compensation Committee (the “Compensation Committee”) of the Board of Directors (the “Board”) has determined that the following executive and other officers of the Company are eligible to participate (each, a “Participant”) in the Plan: 1) George A. McQuain, Chief Executive Officer; 2) Michael J. Loiacono, Chief Financial Officer; 3) John C. Rawlins, Jr., Executive Vice President of Sales and Marketing; 4) Heather L. Webb, Vice President of Operations; and 5) Sharon M. Jackson, Corporate Secretary.

Plan Structure

Payouts under the Plan will be made only upon a sale of all or substantially all of the stock or assets of the Company occurring prior to December 31, 2010 (a “Sale”). The amount of each payout is based upon Net Enterprise Value inclusive of Corporate Debt. Corporate Debt is the principal balances, both short-term and long-term, for the following balance sheet categories:

1.	Notes payable - related parties

2.	Note payable

3.	Senior lenders' notes payable

4.	Capital lease obligations

Net Enterprise Value means the total purchase price paid by the purchaser(s) in such Sale, as determined by the Committee, including any Corporate Debt assumed by the purchaser(s). Examples of Net Enterprise Value:

(i)
If the total purchase price of the Company is $28 million and INCLUDES assumption of the Corporate Debt and the Corporate Debt at the time of the purchase is $10 million, then the Net Enterprise Value would be $28 million.

(ii)
If the total purchase price of the Company is $28 million and DOES NOT include assumption of the Corporate Debt and the Corporate Debt at the time of the purchase is $10 million, then the Net Enterprise Value would be $18 million.

The following chart sets forth the Net Enterprise Value targets and the corresponding management payouts of the Plan:

Net Enterprise Value	Total % to Management Team	Total $ to Management Team	George A. McQuain	Michael J. Loiacono	John C. Rawlins, Jr.	Heather L. Webb	Sharon M. Jackson
$10,000,000 - $17,500,000	2%	$200,000 - $350,000	40% $80,000 - $140,000	20% $40,000 - $70,000	20% $40,000 - $70,000	10% $20,000 - $35,000	10% $20,000 - $35,000
$17,500,001 - $25,000,000	2.5%	$437,500 - $625,000	40% $175,000 - $250,000	20% $87,500 - $125,000	20% $87,500 - $125,000	10% $43,750 - $62,500	10% $43,750 - $62,500
$25,000,001 - $28,000,000	3%	$750,000 - $840,000	40% $300,000 - $336,000	20% $150,000 - $168,000	20% $150,000 - $168,000	10% $75,000 - $84,000	10% $75,000 - $84,000
$28,000,001 - $30,000,000	3.5%	$980,000 - $1,050,000	40% $392,000 - $420,000	20% $196,000 - $210,000	20% $196,000 - $210,000	10% $98,000 - $105,000	10% $98,000 - $105,000
$30,000,001 - $35,000,000	4%	$1,200,000 - $1,400,000	40% $480,000 - $560,000	20% $240,000 - $280,000	20% $240,000 - 280,000	10% $120,000 - $140,000	10% $120,000 - $140,000
>$35,000,001	5%	$1,750,000 +	40% $700,000 +	20% $350,000 +	20% $350,000 +	10% $175,000 +	10% $175,000 +

Payouts Under the Plan

All payouts of incentive bonus hereunder shall be paid as soon as practicable after the Sale and approval of the calculations by the Compensation Committee, and in all cases no later than June 30, 2011. Awards under the Plan are cash denominated.

Plan Administration

Plan Administrator. The Compensation Committee will administer the Plan in accordance with the provisions of the Plan.

Plan Duration. The Compensation Committee reserves the right to amend, change and/or terminate this Plan at any time, without prior notice; provided that no termination of the Plan shall be effective with respect to a Sale after formal negotiations have commenced with respect to the terms of such Sale.

No Employment Contract. The Plan does not create, nor should it be construed to constitute, a contract of employment between the Company and any Participant. Participation in the Plan does not create a right to continued employment with the Company or any subsidiary or affiliate of the Company in any capacity.

Payment Eligibility. To be eligible for an incentive bonus payout, the Participant must be employed by the Company at the time of the Sale; provided that (i) the Compensation Committee may waive this employment requirement with respect to any Participant in its sole and absolute discretion, and (ii) if the Participant’s employment has been involuntarily terminated without cause in contemplation of such Sale or as a condition of such Sale, the Participant shall be eligible for an incentive bonus payout hereunder.

Plan Interpretation. Any revisions to the Plan must be approved by the Compensation Committee. If there is any ambiguity as to the meaning of any terms or provisions of the Plan, the Compensation Committee’s interpretation or determination will be final and binding. The altering, inflating and/or inappropriate manipulation of performance/sales results or any other infraction of recognized ethical business standards may subject the Participant to disciplinary action up to and including termination of employment. In addition, any incentive compensation as provided by the Plan to which the Participant would otherwise be entitled may be revoked for cause, as determined by the Compensation Committee.

General Conditions. The Plan, and the transactions and payments hereunder shall, in all respects, be governed by, and construed and enforced in accordance with the laws of Duval County, Florida. Each provision of the Plan is severable, and if any provision is held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not, in any way, be affected or impaired thereby.